Exhibit 99.2

Kitov Granted Notice of Allowance from U.S. Patent Office for KIT-302

Company fortifies IP position ahead of New Drug Application to FDA

TEL-AVIV, Israel (PR Newswire) May 12, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, announced today the U.S. Patent and Trademark Office has issued a Notice of Allowance to the Company for claims covering important treatment methodologies, which form the basis of its lead drug candidate, KIT-302, and that ameliorate celecoxib-induced elevation of blood pressure, which can result from prolonged use of the drug.

A combination drug, KIT-302 simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension. The Company plans to file a New Drug Application for KIT-302 at the end of 2016.

“This patent is expected to provide Kitov a proprietary position and long-term market exclusivity for its lead compound, KIT-302, creating a high barrier to entry for potential competitors in the U.S., our major target market” stated Kitov CEO, Isaac Israel.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through rapid and efficient regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visit www.kitovpharma.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry. . Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock

Chief Financial Officer

+972-2-6254124

Simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

646-597-6989

bob@LifeSciAdvisors.com